July 23, 2024

Bret Richter
Chief Financial Officer
Ziff Davis, Inc.
114 5th Avenue
New York, NY 10011

        Re: Ziff Davis, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 000-25965
Dear Bret Richter:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management   s Discussion and Analysis of Financial Condition and
Results of Operations
Performance Metrics, page 43

1. We note your performance metrics for subscriptions and licensing are presented on a consolidated basis. Please provide us with a breakdown of subscription and licensing metrics separately for each segment. Explain why this information is provided on a consolidated basis considering the segment structure used by management for making operating and investment decisions and assessing performance, or revise to disclose separate metrics for each of your segments. In addition, tell us how perpetual licenses factor into your calculations and in your response, provide us with the amount of up-front license revenue included in your calculations for each period presented. Refer to
       Item 303(b) of Regulation S-K.
 July 23, 2024
Page 2
Critical Accounting Policies and Estimates
Goodwill and Indefinite-Lived Intangible Assets, page 45

2. We note from your disclosure on page 87 that you reassessed the fair value of certain reporting units within your Digital Media reportable segment due to a forecasted reduction in revenue and profitability and an increase in interest rates and market volatility. We further note that you impaired one of the reporting units in each of fiscal
       2023 and 2022. Please revise to clarify whether any of the other reporting units are at risk of impairment and if so, disclose the percentage by which fair value exceeded carrying value as of the most recent test. Also, include a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in your evaluation. Otherwise, state, if true, that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. Refer to Item 303(b)(3) of Regulation S-K.
Results of Operations for the Years Ended December 31, 2023 and 2022
Digital Media and Cybersecurity and Martech Results, page 52

3. You indicate that revenues in your Digital Media segment were effected by an organic decline in certain businesses, offset in part by incremental revenue from businesses acquired and organic growth in other businesses. You also indicate that the decline in
       Cybersecurity and Martech net sales was due to an organic decline in certain businesses.
       Please revise to quantify each material factor, including any offsetting factors, that impacted your segment revenue. To the extent revenue was impacted by specific businesses, revise to indicate as such and the reasons for such change. For example, we note references in the fourth quarter earnings call transcripts to items such as the health business being a steady contributor of growth with Lose It achieving record bookings while Offers.com faced continued pressure and the shopping business tipped into negative territory. As another example, you state VPN represented the vast majority of the drag in the Cybersecurity and Martech segment.
Consolidated Financial Statements
Consolidated Statements of Operations, page 61

4. Please tell us whether direct costs is intended to represent cost of revenue. If so, revise to clarify as such and address whether depreciation and amortization is included in such costs. Refer to SAB Topic 11.B. To the extent direct costs do not represent cost of revenue, revise to separately present cost of revenue on the face of your consolidated statement of operations. Refer to Rule 5-03(b)(2) of Regulation S-X. Notes to Consolidated Financial Statements
Note 12. Commitments and Contingencies, page 96

5. To the extent it is reasonably possible you will incur losses in excess of amounts recorded related to both your litigation and non-income related tax matters, please revise to disclose an estimate of the reasonably possible losses or range of loss or state that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 50-4.
 July 23, 2024
Page 3
Note 18. Segment Information , page 107

6. You state that the company aggregates its operating segments into two reportable segments: Digital Media and Cybersecurity and Martech. Please identify for us each of the operating segments included in each of your reportable segments. Explain to us, in sufficient detail, how you determined your operating segments meets the aggregation criteria with a detailed analysis of each of the criteria described in ASC 280-10-50-11, including how you determined such operating segments have similar economic characteristics.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jeremy Rossen